SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

SHAMIR OPTICAL INDUSTRY LTD.
(Name of Issuer)

Shamir Optical Industry Ltd.
Essilor International SA
Essilor Israeli Holdings Ltd.
Shamrock Acquisition Sub Ltd.
Kibbutz Shamir A.C.S.
Shamir Optica Holdings A.C.S. Ltd.
(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 each
 (Title of Class of Securities)

M83683108
(CUSIP Number of Class of Securities)

David Bar-Yosef, General Counsel, Shamir Optical Industry Ltd. Kibbutz Shamir, 12135 Upper Galilee, Israel Tel: 972-4-6947810	Carol Xueref, Director for Legal Affairs and Group Development Essilor International SA 147, rue de Paris, 94220 Charenton-le-Pont, France Tel: 33-1-49-77-44-50	Efrat Cohen, Chief Financial Officer, Kibbutz Shamir A.C.S. 12135 Upper Galilee, Israel Tel: 972-4-6947226

Carol Xueref, Director Essilor Israeli Holdings Ltd. Shamrock Acquisition Sub Ltd. 31 Hillel St., Jerusalem, 91000 Israel Tel: +972-2-6239200	Efrat Cohen, Member of the Executive Committee, Shamir Optica Holdings A.C.S. Ltd. 12135 Upper Galilee, Israel Tel: 972-4-6947226

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

With copies to:

Dr. Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center, Tel Aviv 67021, Israel Tel: +972-3-6044479	Linda Hesse, Esq. Jones Day 2, rue Saint-Florentin 75001 Paris, France Tel: 33-1-56-59-39-39	Amos Konforti, Adv. Shenhav, Konforti, Shavit & Co. 9 Ehad-Haam St., PO Box 29671 Tel-Aviv 61296, Israel Tel: +972-3-7967222

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$112,772,550.50	$8,040.68

* Calculated solely for purposes of determining the filing fee. The filing fee was calculated by adding (x) $14.50 (the proposed cash payment for each outstanding ordinary share of Shamir Optical Industry Ltd.) multiplied by 6,569,206 (the number of such shares outstanding as of November 24, 2010 that are subject to the transaction, not including shares held directly or indirectly by (i) Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society and the controlling shareholder of Shamir, (ii) Shamir Optica Holdings A.C.S. Ltd., an Israeli agricultural cooperative society wholly owned by Kibbutz Shamir through which Kibbutz Shamir holds most of its ordinary shares of Shamir, (iii) Essilor International SA, a French société anonyme, (iv) Essilor Israeli Holdings Ltd., an Israeli company and a direct wholly-owned subsidiary of Essilor International SA or (v) Shamrock Acquisition Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Essilor), (y) $12,952,719.50 ($14.50 multiplied by 893,291, the number of such shares issuable upon the exercise of vested and outstanding options as of November 24, 2010), and (z) $4,566,344.00 ($14.50 less the weighted average of the exercise price of unvested and outstanding options as of November 24, 2010 multiplied by 570,793 (the number of such shares issuable upon the exercise of vested and outstanding options as of November 24, 2010, that have a per share exercise price lower than $14.50)).

** The payment of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 2 for Fiscal Year 2011 issued by the Securities Exchange Commission on September 29, 2010, equals .00007130 multiplied by the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) by: (i) Shamir Optical Industry Ltd., an Israeli company (“Shamir” or the “Company”), (ii) Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society and the controlling shareholder of Shamir (“Kibbutz Shamir”), (iii) Shamir Optica Holdings A.C.S. Ltd., an Israeli agricultural cooperative society wholly owned by Kibbutz Shamir through which Kibbutz Shamir holds most of its ordinary shares of Shamir (“Shamir Holdings”), (iv) Essilor International SA, a French société anonyme (“Essilor”), (v) Essilor Israeli Holdings Ltd., an Israeli company and a direct wholly-owned subsidiary of Essilor (“Essilor Israeli Holdings”), and (vi) Shamrock Acquisition Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Essilor (“Merger Sub” collectively with Shamir, Kibbutz Shamir, Shamir Holdings and Essilor Israeli Holdings, the “Filing Persons”).  This Schedule 13E-3 is being filed in connection with the Agreement and Plan of Merger, dated as of October 15, 2010, by and among Shamir, Essilor and Merger Sub (the “Merger Agreement”), providing for the merger of Merger Sub with and into Shamir under the provisions of Sections 350 and 351 of the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”) and the other transactions contemplated by the Merger Agreement.

If the merger is consummated, (i) each ordinary share of Shamir issued and outstanding immediately prior to the effective time will be converted into a right to receive $14.50 in cash, without interest thereon and less any applicable withholding taxes, other than ordinary shares held, directly or indirectly, by Kibbutz Shamir, Shamir Holdings, Essilor or Merger Sub and other than “dormant shares” as that term is defined under Israeli Companies Law, and (ii) Essilor will purchase ordinary shares of Shamir from Kibbutz Shamir and Essilor will subscribe for certain newly issued shares in Shamir Holdings in exchange for cash and the contribution of ordinary shares purchased from Kibbutz Shamir, such that, immediately following the merger, Shamir will be a direct wholly-owned subsidiary of Shamir Holdings, and Essilor and Kibbutz Shamir will each beneficially own 50% of all outstanding equity of Shamir Holdings.

Upon the consummation of the merger and related transactions, Shamir’s ordinary shares will be delisted from The NASDAQ Global Market and the Tel Aviv Stock Exchange.

Shamir is convening two special shareholder meetings in order to obtain the shareholder approval necessary to consummate the merger.  All of the shareholders of Shamir except Kibbutz Shamir and Shamir Holdings are invited to attend the first meeting (the “First Meeting”) and all of the shareholders of Shamir are invited to attend the second meeting (the “Second Meeting” and together with the First Meeting, the “Meetings”).  At the Meetings, Shamir shareholders will be asked to vote and approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.  The merger cannot be consummated unless a majority of the Shamir shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at each of the Meetings approve the Merger Agreement and the merger, and provided that in the Second Meeting either: (i) such majority includes, for the purpose of approving any issues which may be considered to be an interested party transaction in accordance with Israeli law (including the merger and the Merger Agreement), the affirmative votes of at least one third of the shares represented at the Second Meeting held by Shamir shareholders who do not have a personal interest in the transaction (the “Disinterested Shares”), without taking into account any abstaining participants; or (ii) the total number of Disinterested Shares voted against the merger does not exceed 1% of the aggregate voting rights in Shamir.

The consummation of the merger is also subject to approval by the Nazareth District Court and the receipt of certain regulatory approvals.

On December 1, 2010, Shamir and Merger Sub filed a motion with the district court of Nazareth requesting, among other things, that the court authorize the convening of the special meetings of the shareholders of Shamir. Pursuant to the Israeli Companies Law and regulations, Shamir published notice of this motion, intends to send notice to its substantial shareholders as defined in the Israeli Companies Law and applicable regulations, and intends to file the request with the Israeli Registrar of Companies.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Commission a preliminary information statement (the “Information Statement”), a copy of which is attached hereto as Exhibit (a)(1).  As of the date hereof, the Information Statement is in preliminary form and subject to completion.  The cross references below show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Information Statement. Pursuant to Rule 3a12-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the securities of Shamir are exempt from Sections 14(a) and 14(c) of the Exchange Act.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.  The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Shamir is “controlled” by any Filing Person.

Item 1: Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

Item 2: Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd.”

(b)	Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“INFORMATION ABOUT THE SPECIAL MEETINGS – Record Date; Voting Power”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Securities”

—	“SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”

(c)
Trading Market and Price. The information set forth in the Information Statement under the caption “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Trading Market and Price” is incorporated herein by reference.

(d)
Dividends. The information set forth in the Information Statement under the caption “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)
Prior Stock Purchases. The information set forth in the Information Statement under the caption “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Recent Share Purchases” is incorporated herein by reference.

Item 3: Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)	Name and Address. Shamir is a Filing Person and the subject company. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER”

—	“SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”

—	“APPENDIX C – IDENTITY AND BACKGROUND OF NATURAL PERSONS”

(b)	Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER”

(c)
Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “APPENDIX C – IDENTITY AND BACKGROUND OF NATURAL PERSONS” is incorporated herein by reference.

(d)	Tender Offer. Not applicable.

Item 4: Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	Material Terms.

(1)	Tender offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS”

—	“SPECIAL FACTORS – THE MERGER”

—	“TERMS OF THE MERGER AGREEMENT”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“RISK FACTORS”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS”

—	“SPECIAL FACTORS – THE MERGER”

—	“TERMS OF THE MERGER AGREEMENT”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET – Israeli Court Approval and Right to Object”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS – Required Vote for the Merger Proposal”

—	“SPECIAL FACTORS – THE MERGER – Israeli Court Approval and Right to Object; -- No Dissenters’ or Appraisal Rights”

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “SPECIAL FACTORS” – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir – Provisions for Unaffiliated Shamir Shareholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5: Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Recent Share Purchases”

—	“SPECIAL FACTORS – THE MERGER – Background of the Merger; – Interests of Shamir’s Directors and Executive Officers; – Interests of Kibbutz Shamir and Shamir Holdings”

—	“SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”

(b)
Significant Corporate Events. The information set forth in the Information Statement under the captions “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Financial Projections” and “SPECIAL FACTORS – THE MERGER – Background of the Merger; – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir” is incorporated herein by reference.

(c)
Negotiations or Contacts. The information set forth in the Information Statement under the captions “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Financial Projections” and  “SPECIAL FACTORS – THE MERGER – Background of the Merger; – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“TERMS OF THE MERGER AGREEMENT”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER – Share Purchase and Subscription Agreement; – Support Agreements”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

Item 6: Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER”

—	“SPECIAL FACTORS – THE MERGER”

—	“TERMS OF THE MERGER AGREEMENT”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

(c)	(1)-(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER”

—	“SPECIAL FACTORS – THE MERGER”

—	“TERMS OF THE MERGER AGREEMENT”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

Item 7: Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Background of the Merger; – Shamir’s Reasons for the Merger; – Recommendation of the Board of Directors of Shamir; – Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger and Position of Essilor, Merger Sub and Essilor Israeli Holdings as to Fairness of the Merger; – Reasons of Kibbutz Shamir and Shamir Holdings for the Merger and Position of Kibbutz Shamir and Shamir Holdings as to Fairness of the Merger”

(b)	Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“SPECIAL FACTORS – THE MERGER – Background of the Merger; – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir – Alternatives to a Merger with Essilor”

(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Structure of the Merger; – Background of the Merger; – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger and Position of Essilor, Merger Sub and Essilor Israeli Holdings as to Fairness of the Merger; – Reasons of Kibbutz Shamir and Shamir Holdings for the Merger and Position of Kibbutz Shamir and Shamir Holdings as to Fairness of the Merger”

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Structure of the Merger; – Merger Consideration; – Shamir’s Reasons for the Merger; – Recommendation of the Board of Directors of Shamir; – Effects of the Merger; – Effects on Shamir if the Merger is Not Consummated; – Material U.S. Federal and Israeli Income Tax Consequences; – Accounting Treatment of the Merger; NASDAQ and TASE Listing”

—	“TERMS OF THE MERGER AGREEMENT”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

Item 8: Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger and Position of Essilor, Merger Sub and Essilor Israeli Holdings as to Fairness of the Merger; – Reasons of Kibbutz Shamir and Shamir Holdings for the Merger and Position of Kibbutz Shamir and Shamir Holdings as to Fairness of the Merger”

(b)	Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Opinion of Shamir’s Financial Advisor; – Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger and Position of Essilor, Merger Sub and Essilor Israeli Holdings as to Fairness of the Merger; – Reasons of Kibbutz Shamir and Shamir Israeli Holdings for the Merger and Position of Kibbutz Shamir and Shamir Holdings as to Fairness of the Merger”

—	“APPENDIX B – OPINION OF OPPENHEIMER & CO. INC.”

(c)	Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS – Required Vote for the Merger Proposal”

—	“SPECIAL FACTORS – THE MERGER – Structure of the Merger”

—	“TERMS OF THE MERGER AGREEMENT – Court Approval and Shareholders Meeting”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

(d)
Unaffiliated Representative. The information set forth in the Information Statement under the caption “SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir – Provisions for Unaffiliated Shamir Shareholders” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“SPECIAL FACTORS – THE MERGER – Background of the Merger; Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir”

(f)	Other offers. None.

Item 9: Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)
Report, Opinion or Appraisal and (b) Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—	“SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Opinion of Shamir’s Financial Advisor; – Financial Analyses of Perella Weinberg”

—	“TERMS OF THE MERGER AGREEMENT – Representation and Warranties”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

—	“APPENDIX B – OPINION OF OPPENHEIMER & CO. INC.”

(c)	Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“WHERE YOU CAN FIND MORE INFORMATION”

—	“SPECIAL FACTORS – THE MERGER – Opinion of Shamir’s Financial Advisor; – Financial Analyses of Perella Weinberg”

—	“APPENDIX B - OPINION OF OPPENHEIMER & CO. INC.”

The presentation prepared by Shamir’s financial advisor is attached hereto as Exhibit (c)(1), which is incorporated herein by reference.  The presentations prepared by Essilor’s financial advisor are attached hereto as Exhibits (c)(3), (c)(4) and (c)(5), which are incorporated herein by reference.

Item 10: Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)
Sources of Funds. The information set forth in the Information Statement under the caption ‘SPECIAL FACTORS – THE MERGER – Source and Amount of Funds; Fees and Expenses” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Information Statement under the caption ‘SPECIAL FACTORS – THE MERGER – Source and Amount of Funds; Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11: Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“INFORMATION ABOUT THE SPECIAL MEETINGS – Share Ownership of Kibbutz Shamir, Shamir Holdings and Directors and Executive Officers of Shamir”

—	“SPECIAL FACTORS – THE MERGER – Interests of Shamir’s Directors and Executive Officers”

—	“SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”

(b)
Securities Transactions. The information set forth in the Information Statement under the caption “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS” is incorporated herein by reference.

Item 12: The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Background of the Merger; Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Interests of Shamir’s Directors and Executive Officers; Interests of Kibbutz Shamir and Shamir Holdings”

—	“OTHER MATERIAL AGREEMENTS RELATED TO THE MERGER – Support Agreements”

—	“APPENDIX A – AGREEMENT AND PLAN OF MERGER”

(e)	Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“SUMMARY TERM SHEET”

—	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS”

—
“SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger and Position of Essilor, Merger Sub and Essilor Israeli Holdings as to Fairness of the Merger; – Reasons of Kibbutz Shamir and Shamir Holdings for the Merger and Position of Kibbutz Shamir and Shamir Holdings as to Fairness of the Merger”

Item 13: Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Selected Financial Data”

—	“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14: Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)
Solicitations or Recommendations.  The information set forth in the Information Statement under the caption “INFORMATION ABOUT THE SPECIAL MEETINGS – How to Vote – Solicitation of Proxies” is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

—	“INFORMATION ABOUT THE SPECIAL MEETINGS – How to Vote – Solicitation of Proxies”

—	“SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger; Recommendation of the Board of Directors of Shamir; – Source and Amount of Funds; Fees and Expenses”

 Item 15: Additional Information.

 Item 1011(b) of Regulation M-A:

(b)	Other Material Information. The information set forth in the Information Statement, including all appendices thereto, is incorporated in its entirety herein by reference.

Item 16: Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Press Release dated October 15, 2010 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on October 15, 2010).
(a)(2)	Preliminary Information Statement (including all appendices thereto).
(a)(3)	Form of Proxy Card*
(b)	Not Applicable.
(c)(1)	Presentation of Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.
(c)(2)	Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.
(c)(3)	Presentation materials of Perella Weinberg Partners UK LLP, dated February 25, 2010.
(c)(4)	Presentation materials of Perella Weinberg Partners UK LLP, dated July 12, 2010.

(c)(5)	Presentation materials of Perella Weinberg Partners UK LLP, dated October 14, 2010.
(d)(1)
Agreement and Plan of Merger, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Shamir Optical Industry Ltd., dated October 15, 2010 (incorporated by reference to Appendix A of Exhibit (a)(2) hereto).

(d)(2)
Share Purchase and Subscription Agreement, by and among Shamir Optica Holdings A.C.S. Ltd., Kibbutz Shamir A.C.S. and Essilor International SA, dated October 15, 2010 (incorporated by reference to Exhibit 99.7 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(3)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Kibbutz Shamir A.C.S. and accepted and agreed by Shamir Optica Holdings A.C.S. Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(4)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Mr. Dan Katzman, dated October 15, 2010 (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(5)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Haklaei Eyal Ha’Sharon ACS Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.5 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(6)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Eyal Microwave Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.6 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.

* To be filed by amendment

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2010

Shamir Optical Industry Ltd.

By:	/s/ David Bar-Yosef
Name: David Bar-Yosef
Title: General Counsel

Shamir Optica Holdings A.C.S. Ltd.

By:	/s/ Uzi Tzur
Name: Uzi Tzur
Title: Chairman of the Executive Committee

By:	/s/ Efrat Cohen
Name: Efrat Cohen
Title: Member of the Executive Committee

Essilor International SA

By:	/s/ Carol Xueref
Name: Carol Xueref
Title: Director for Legal Affairs and Group Development

Essilor Israeli Holdings Ltd.

By:	/s/ Carol Xueref
Name: Carol Xueref
Title: Director

Shamrock Acquisition Sub Ltd.

By:	/s/ Carol Xueref
Name: Carol Xueref
Title: Director

Kibbutz Shamir A.C.S.

By:	/s/ Uzi Tzur
Name: Uzi Tzur
Title: Chairman of the Economical Committee

Kibbutz Shamir A.C.S.

By:	/s/ Efrat Cohen
Name: Efrat Cohen
Title: Member of the Economical Committee and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Press Release dated October 15, 2010 (incorporated herein by reference to the report on Form 6-K furnished by Shamir Optical Industry Ltd. on October 15, 2010).
(a)(2)	Preliminary Information Statement (including all appendices thereto).
(a)(3)	Form of Proxy Card*
(b)	Not Applicable.
(c)(1)	Presentation of Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.
(c)(2)	Opinion of Oppenheimer & Co. Inc., dated October 14, 2010.
(c)(3)	Presentation materials of Perella Weinberg Partners UK LLP, dated February 25, 2010.
(c)(4)	Presentation materials of Perella Weinberg Partners UK LLP, dated July 12, 2010.
(c)(5)	Presentation materials of Perella Weinberg Partners UK LLP, dated October 14, 2010.
(d)(1)
Agreement and Plan of Merger, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Shamir Optical Industry Ltd., dated October 15, 2010 (incorporated by reference to Appendix A of Exhibit (a)(2) hereto).

(d)(2)
Share Purchase and Subscription Agreement, by and among Shamir Optica Holdings A.C.S. Ltd., Kibbutz Shamir A.C.S. and Essilor International SA, dated October 15, 2010 (incorporated by reference to Exhibit 99.7 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(3)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Kibbutz Shamir A.C.S. and accepted and agreed by Shamir Optica Holdings A.C.S. Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(4)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Mr. Dan Katzman, dated October 15, 2010 (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(5)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Haklaei Eyal Ha’Sharon ACS Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.5 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(d)(6)
Support Agreement, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Eyal Microwave Ltd., dated October 15, 2010 (incorporated by reference to Exhibit 99.6 to Schedule 13D filed by Essilor International SA on October 25, 2010).

(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.

* To be filed by amendment